Mail Stop 4561

May 23, 2007

Ms. Jennifer Magro
Chief Financial Officer and Director
Citigroup Managed Futures LLC
General Partner
Smith Barney Tidewater Futures Fund, L.P.
731 Lexington Avenue – 25th Floor
New York, New York 10022

       Re: Smith Barney Tidewater Futures Fund, L.P.
              Form 10
              Filed April 30, 2007
              File No. 000-52604

Dear Ms. Jennifer Magro:

We have limited our review of your filing to the financial statements only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

******

FORM 10 FILED ON APRIL 30, 2007

Financial Statements and Notes

Smith Barney Tidewater Futures Fund, L.P.

General

1.   Please update financial statements of the Fund in accordance with Rule 3-12 of
     Regulation S-X.

2.   Please note that the Form 10 goes effective by lapse of time 60 days after the date
     filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please
     be aware that you will be subject to the reporting requirements under Section
     13(a) of the Securities Exchange Act of 1934 at such time and that we will
     continue to review your filing on Form 10 until all of our comments have been
     addressed.

Independent Auditors' Report

3.   Advise us how your audit report complies with Auditing Standard No. 1 of the
     PCAOB, References in Audit Reports to the Standards of the Public Company
     Accounting Oversight Board.

Citigroup Managed Futures, LLC

Independent Auditors' Report

4.   Tell us how you considered Item 302 of Regulation S-T.   Confirm that a
     manually signed audit opinion has been received from the independent registered
     public accounting firm.

Statement of Financial Condition

5.   Continue to monitor the updating requirements relating to the statement of
     financial condition of the General Partner if there has been a fundamental change
     in its financial condition subsequent to the date of the audited statement of
     financial condition. Also, it should be no more than six months old.

6.   Please include a head note on the statement of financial condition to indicate that
     purchasers of units of the Fund will not receive any interest in the General
     Partner.

Note 2 – Significant Accounting Policies

7.   Citigroup Managed Futures, LLC's investments in Limited Partnerships are valued at their proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value.   Please, tell us the basis in GAAP for this determination and provide to us your consolidation policies regarding these entities.

Note 4 - Related Party Transactions

8.   We note that your general partner reported substantial receivables from Citigroup Global Markets Inc. (CGM), an affiliate. Given the significance of these receivables and since the debtor is an affiliate, please tell us what consideration you gave to providing the audited balance sheet of CGM. If CGM is currently a reporting company with the Commission, disclose that fact in lieu of presenting its separate audited balance sheet.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter on EDGAR that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jorge Bonilla
Senior Staff Accountant